EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

		Quarter		Six months
		ended June 30,		ended June 30,
(in millions)	2010	2009	2010	2009

Earnings including interest on deposits (1):
Income before income tax expense	$4,659	4,724	8,660	9,365
Less: Net income from noncontrolling interests	83	77	136	121

Income before income tax expense and noncontrolling interests	4,576	4,647	8,524	9,244
Fixed charges	2,131	2,665	4,332	5,732

	6,707	7,312	12,856	14,976

Preferred dividend requirement	184	597	359	1,258
Tax factor (based on effective tax rate)	1.49	1.47	1.52	1.49

Preferred dividends (2)	275	878	546	1,874

Fixed charges (1):
Interest expense	2,023	2,537	4,101	5,474
Estimated interest component of net rental expense	108	128	231	258

	2,131	2,665	4,332	5,732

Fixed charges and preferred dividends	2,406	3,543	4,878	7,606

Ratio of earnings to fixed charges and preferred dividends (3)	2.79	2.06	2.64	1.97

Earnings excluding interest on deposits:
Income before income tax expense and noncontrolling interests	4,576	4,647	8,524	9,244
Fixed charges	1,417	1,708	2,883	3,776

	5,993	6,355	11,407	13,020

Preferred dividends (2)	275	878	546	1,874

Fixed charges:
Interest expense	2,023	2,537	4,101	5,474
Less: Interest on deposits	714	957	1,449	1,956
Estimated interest component of net rental expense	108	128	231	258

	1,417	1,708	2,883	3,776

Fixed charges and preferred dividends	$1,692	2,586	3,429	5,650

Ratio of earnings to fixed charges and preferred dividends (3)	3.54	2.46	3.33	2.30

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements.

(3)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.